SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2020 Results October 29, 2020 Page | 1

AMBEV REPORTS 2020 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 29, 2020 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the third quarter of 2020. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2020 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Net revenue was up 15.1% in 3Q20, with volume growing by 12.0% and net revenue per hectoliter (NR/hl) up 2.8%. Net revenue grew in Brazil (21.2%), Central America and the Caribbean (CAC) (1.9%), Latin America South (LAS)[1] (15.1%) and in Canada (6.4%). In Brazil, volume was up 19.8% and NR/hl was up 1.2%. In CAC, volume declined by 9.9% and NR/hl grew by 13.0%. In LAS, volume was down 0.4% and NR/hl rose by 15.6%. In Canada, volume increased by 7.1% while NR/hl decreased by 0.7%. In 9M20, on a consolidated basis, net revenue was up 0.5%, with volume decreasing 1.1% and NR/hl growing by 1.6%.

Cost of goods sold (COGS): In 3Q20, COGS and cash COGS (excluding depreciation and amortization) were up 26.6% and 30.3%, respectively. On a per hectoliter basis, COGS grew by 13.0% while cash COGS was up 16.4%, mainly due to inflationary pressures in Argentina, transactional currency headwinds and package mix impacts. In 9M20, COGS and cash COGS increased by 14.8% and 16.3%, respectively. On a per hectoliter basis, COGS rose by 16.0% and cash COGS by 17.6%.

Selling, general & administrative (SG&A) expenses: SG&A and cash SG&A (excluding depreciation and amortization) were up 8.9% and 13.0%, supporting top line recovery in the markets where we operate. In 9M20, SG&A grew by 3.7% while cash SG&A grew by 3.3%.

EBITDA, gross margin and EBITDA margin: In 3Q20, EBITDA reached R$ 5,073.5 million, which corresponds to an organic growth of 1.4%, with a gross margin of 52.4% (-440bps) and EBITDA margin of 32.5% (-440bps). In 9M20, EBITDA was R$ 12,654.2 (-17.4%) with gross margin and EBITDA margin reaching 52.6% (-600bps) and 31.8% (-690bps), respectively.

Normalized profit and EPS: Normalized profit was R$ 2,495.9 million, 2.2% higher than in 3Q19, due to higher EBITDA partially offset by higher financial expenses. Normalized EPS was R$ 0.15 (3.2%). In 9M20, normalized profit decreased by 35.6%, reaching R$ 5,096.3 million, with normalized EPS of R$ 0.31 (-36.5%).

Cash generation and CAPEX: Cash flow from operating activities was R$ 7,079.4 million (+99.3%) and CAPEX reached R$ 1,144.8 million (-29.5%). In 9M20, cash flow from operating activities totaled R$ 10,462.2 million (19.6%) and CAPEX increased by 7.6% to R$ 3,298.3 million.

[1] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 19).

Third Quarter 2020 Results October 29, 2020 Page | 2
Financial highlights - Ambev consolidated	3Q19	3Q20	% As Reported	% Organic	YTD19	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	37,785.7	42,378.8	12.2%	12.0%	115,947.3	114,855.9	-0.9%	-1.1%
Net revenue	11,957.7	15,604.5	30.5%	15.1%	36,742.9	39,822.4	8.4%	0.5%
Gross profit	6,727.9	8,181.3	21.6%	6.2%	21,444.2	20,954.2	-2.3%	-9.8%
% Gross margin	56.3%	52.4%	-390 bps	-440 bps	58.4%	52.6%	-580 bps	-600 bps
Normalized EBITDA	4,410.5	5,073.5	15.0%	1.4%	14,222.4	12,654.2	-11.0%	-17.4%
% Normalized EBITDA margin	36.9%	32.5%	-440 bps	-440 bps	38.7%	31.8%	-690 bps	-690 bps

Profit	2,604.4	2,359.0	-9.4%		7,969.4	4,841.5	-39.2%
Normalized profit	2,441.8	2,495.9	2.2%		7,916.4	5,096.3	-35.6%
EPS (R$/shares)	0.16	0.14	-8.9%		0.49	0.29	-40.2%
Normalized EPS (R$/shares)	0.15	0.15	3.2%		0.48	0.31	-36.5%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

MANAGEMENT COMMENTS

Ambev’s third quarter was marked by the continued V-shaped recovery driven by the company’s commercial strategy coming together as innovation, flexibility and operational excellence gained momentum.

All countries showed sustained volume improvements from second quarter as restrictions were gradually lifted in the markets where we operate, with limited exceptions. Moreover, seven of our top ten markets delivered volume growth year over year.

In the charts below, we separated our countries as per the weight of the off-trade channel in each beer market and the household consumer expenditure[2] to illustrate the status of channel dynamics in our main markets. We also ranked the countries based on beer volumes performance during the third quarter:

Source: Canback, Euromonitor, Nielsen, Internal Sources

On a consolidated basis, our organic volumes grew 12% in the quarter, driven by the strong performance of Brazil Beer:

•	In Brazil Beer, we considerably outperformed the industry, driven by the successful implementation of our commercial strategy, the adaptability of our pricing calendar and the net positive effect of government subsidies helping to support consumer disposable income, more than offsetting the closing impact of the on-trade, which is still in the process of reopening. Meanwhile, in Brazil NAB, volumes grew in the quarter as we saw a return of consumption occasions.

[2] Household consumer expenditure for each country is indexed at the USA household consumer expenditure, which was set at 100.

Third Quarter 2020 Results October 29, 2020 Page | 3

•	In LAS, flattish volumes were driven by Bolivia and Argentina, with the former being impacted by ongoing severe restrictions imposed by local governments on people circulation, while the latter was more affected by the impacts of COVID-19 in the economy. On the other hand, market share gains in both Paraguay and Chile led to solid volume recovery.
•	In CAC, volumes were still impacted by COVID-related restrictions especially in Dominican Republic and Panama, partially holding back the pace of volume recovery in the region. Guatemala, however, showed very strong volume performance thanks to market share gains.
•	In Canada, volumes were driven by a compound effect of a positive industry helped by warmer and dryer weather, increased frequency of in-home occasions and the strong performance of our premium and beyond beer portfolio.

The full impact of the COVID-19 pandemic on our future results remains uncertain, but our actions will be targeted at maintaining momentum toward our V-shape recovery in the top line. The scenario continues to be challenging, but we are confident that we are making the right decisions in the market and that we have a strong position and the right strategy in place to navigate through the challenges that lie ahead.

      Status of Operations

As COVID-19 cases reduced, restrictions started to be gradually lifted in most of the countries where we operate. To further support our volume recovery, we have also focused our efforts to continue serving our clients and consumers in the best possible way, leveraging on our digital platforms, which allow us to have multiple touchpoints with our clients.

•	In Brazil: through the quarter there was a gradual relaxation of restrictions across the country and the total number of active buyers for both beer and NAB already reached pre-COVID levels. All our production facilities and distribution centers in Brazil are operating.
•	In LAS: countries continued to gradually reopen; however, Bolivia is still largely affected by the restrictions on people circulation imposed by the local government. All our production facilities and distribution centers in LAS are operating.
•	In CAC: Dominican Republic had a curfew between 9pm and 5am for most of the quarter and in Panama, some municipalities reestablished a ban on all alcohol sales that lasted the whole quarter. All our production facilities and distribution centers in CAC are operating.
•	In Canada: through the quarter, bars and restaurants gradually reopened across the country, however the increasing number of cases makes us cautious as we head into 4Q20. Multiple provinces and municipalities in the country have announced new on-premise shutdowns and restrictions for 4Q20. All our breweries in Canada are operating.

      Ambev as an Ecosystem

We have continued to contribute to our ecosystem by leveraging our capabilities and competencies to positively impact our stakeholders and the communities in which we operate. Consumers are changing their perception towards our company given the way we approached the pandemic and we see our portfolio in a better shape:

Third Quarter 2020 Results October 29, 2020 Page | 4
•	In Brazil, we announced the donation of 30 million reais for two vaccine plant projects. Bohemia is leading the “Voltadeira” campaign to support bars as they reopen, inviting consumers back by subsidizing 300,000 bottles in partnership with the Iti app. We partnered with Get-in, a startup that developed an app that offers remote reservations and waiting list services, digital menus and digital payments to bars and restaurants. We have also established a partnership with another start up Lemon Energia, aimed at providing cheaper clean energy to more than 50,000 small businesses by 2023. Finally, to raise awareness of the Amazon Rainforest preservation, we launched Colorado Amazônica, a beer made with local ingredients with a price that varies according to the current level of deforestation in the region. The beer has its revenues reverted to Amazonian communities to help preserve the rain forest.
•	In LAS, Quilmes - our subsidiary in Argentina - continued to be recognized by both the public and opinion leaders as the company that has made the greatest efforts to face solidarity actions in the areas where our production is located. In the country, we launched Comunal Gin, the first gin made with alcohol from beer, co-created with craft breweries from Bariloche to support the local industry.
•	In CAC, with Colmados Seguros in the Dominican Republic and Paisano Seguro in Panama, we have helped POCs guarantee secure spaces for consumers during reopening and also partnered with the on-trade to reinvent socializing by creating new safe alternatives to bring people together.
•	In Canada, we continued to support our communities and clients partners through our Stella Artois Rally for Restaurants campaign, aimed at providing financial relief to bars and restaurants.

      Innovation and Business Transformation

Innovation is one of the pillars of our business and front and center to our commercial strategy. The COVID-19 pandemic has continued to accelerate consumer trends in which we have been investing behind, primarily reinforcing the need for an innovative, consumer-centric mindset. We have a framework of five growth pathways/avenues that drive the way we approach innovation:

New flavors & enhanced value proposition

•	In Brazil Beer, Brahma Duplo Malte continues to be the best example of this part of our innovation strategy, resulting from actively listening to consumer demands. We continued to accelerate the brand with the launch of a proprietary long neck bottle with a pull-off bottle cap. By closely monitoring the market, we still see room for the introduction of another Core Plus brand into our portfolio, and we are piloting other brands in different cities to understand consumers’ preferences and determine which brand to launch. We have recently launched Berrió in the state of Piauí, our fourth regional brand, that is produced with cashew fruit grown by local communities. Nossa, Magnífica and Legítima, continued to deliver strong results with volumes up high double-digits in the quarter.
•	In Brazil NAB we have re-launched Fusion as an e-sports energy drink. The product was developed in collaboration with 15 professional gamers and carries functional attributes with three different flavors.
•	In LAS, in Bolivia, we have launched Chicha Taquiña, a beer produced with local crops, and introduced the 235ml returnable bottles. In Paraguay, the 1 liter returnable glass bottles led to sustained volume recovery and market share gains. In Argentina, we continued to expand our 340ml returnable bottles across our portfolio. Also in Argentina, we launched Stella Artois Noire, a Dark American Lager, to focus on meal occasions.

Third Quarter 2020 Results October 29, 2020 Page | 5

•	In CAC, in Dominican Republic, we launched Presidente Golden Light, a more refreshing liquid with lower alcohol content.
•	In Canada, Bud Light Strawberry Lemonade continues to expand as the fastest growing beer innovation in the country.

Convenience for consumers

•	In Brazil, our direct-to-consumer platform Zé Delivery saw a continued significant acceleration in number of orders in 3Q20, being now present in all 27 Brazilian states.
•	In LAS, in Argentina, Appbar continues to grow exponentially, growing almost 5x year to date versus 2019 full year.
•	In CAC, in Dominican Republic, Colmapp continued to expand after the merger with the Tucerveza.do website and the Colmapp delivery into a single platform.

Innovation in service to our customers

•	In Brazil, we began to roll-out the BEES B2B platform in order to increase service level to our customers through a 24/7 availability for orders and services. The platform also helps customers to improve sales performance by providing suggestions based on their profile and product relevance.
•	In CAC, Dominican Republic continues to expand the BEES platform. The country also serves as our laboratory for the marketplace service. We continue to learn from the early experience about how to manage the different categories within the platform and improve ways of working in order to export know-how as we start rollout BEES to other operations. In the country, more than 75% of net revenues already come from the platform.

Health and wellness

•	In Brazil Beer, we continued to rollout our recently-launched Stella Gluten Free.
•	In Brazil NAB, we launched For Me wellness shots, a functional beverage, in a record-breaking sixty days to enter a new category. Do Bem continued to roll-out its portfolio of infused drinks and launched 269ml cans for juice to be sold in premium bars and restaurants. In the quarter, we started the national expansion of Natu, our new version of Guaraná made with 100% natural ingredients. We continue to invest in the reduction of sugar content in our portfolio.
•	In LAS, we have launched Quilmes 0,0%, the first alcohol-free beer in Argentina and Patagonia launched Sendero SUR, our first certified organic beer in the country.
•	In CAC and Canada, Michelob Ultra has continued to deliver strong results, growing double-digits by leveraging its connection with outdoor sports.

Third Quarter 2020 Results October 29, 2020 Page | 6

Beyond Beer

•	In LAS, in Argentina, Dante Robino has grown consistently ahead of our business plan with sales volumes doubling in the quarter versus last year. The company has continued to explore new opportunities within the wine segment, accelerating its canned wine brand Blasfemia.
•	In Canada, G&W continues to grow its Nutrl ready-to-drink beverages portfolio and expand the category in the country. The company has also introduced a brand of Whiskey and the wine brand #4LetterWordWine! to its Canadian portfolio.

      Commercial Highlights

Premium

Our premium brands performance has shown strong signs of recovery in the quarter with global brands overperforming in most markets, leading to Ambev’s total premium portfolio growing double-digits this quarter:

•	In Brazil, our premium volume grew double-digits driven by our Global Brands. Domestic brands, which are predominantly sold in the on-trade channel, started to show signs of recovery, but continued to be affected by the restrictions still in place.
•	In LAS, in Argentina, Corona grew double-digits contributing to the premium portfolio reach the all-time high mix in July and gaining share in the quarter.
•	In CAC, the premium segment grew double-digits, with a positive contribution to the whole portfolio mix. Corona grew double-digits in Guatemala and in Dominican Republic while in Puerto Rico, Michelob Ultra was the highlight, growing double-digits and gaining market share.
•	In Canada, our strategy of premiumization delivered another quarter of solid growth, mainly driven by Corona growing double-digits and resuming as the highest brand power in the country.

Core & Core Plus

The Core Plus segment continues to emerge as a relevant growth opportunity, growing triple digits in the quarter:

•	In Brazil, Brahma Duplo Malte continues to lead the growth of the Core Plus segment. Bohemia grew triple digits for another quarter, keeping the strong momentum. The quarter was also marked by the resilience of core brands with Skol gaining share in the North, Northeast and Midwest due to our operational excellence and service level.
•	In LAS, in Argentina, Budweiser showed a strong recovery growing double-digits supported by a campaign with Lionel Messi. Andes Origen has overperformed the industry in Argentina for another consecutive quarter, growing double-digits. In Chile, Cusqueña and Budweiser continue to deliver strong results, growing high double-digits and contributing to the above core mix. In Paraguay, we have launched Skol to develop the Core Plus segment.

Third Quarter 2020 Results October 29, 2020 Page | 7
•	In Canada, our above core portfolio outperformed the industry once again with Michelob Ultra growing high-double digits.

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	3Q19	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Net revenue	11,957.7	64.1	1,937.8	(191.1)	1,836.1	15,604.5	30.5%	15.1%
Cost of goods sold (COGS)	(5,229.7)	(33.5)	(875.7)	124.9	(1,409.1)	(7,423.1)	41.9%	26.6%
Gross profit	6,727.9	30.6	1,062.1	(66.3)	427.1	8,181.3	21.6%	6.2%
Selling, general and administrative (SG&A)	(3,710.6)	(13.7)	(600.1)	57.9	(336.2)	(4,602.8)	24.0%	8.9%
Other operating income/(expenses)	137.7		(14.5)	2.5	42.4	168.0	22.0%	31.5%
Normalized operating income (normalized EBIT)	3,155.0	16.9	447.5	(6.0)	133.2	3,746.6	18.8%	4.1%
Exceptional items above EBIT	(14.6)		(20.4)	2.8	(127.6)	(159.8)	nm	nm
Net finance results	(305.8)					(1,144.8)	274.4%
Share of results of joint ventures	(8.2)					(11.0)	33.4%
Income tax expense	(222.0)					(72.1)	-67.5%

Profit	2,604.4					2,359.0	-9.4%
Attributable to Ambev holders	2,497.7					2,274.8	-8.9%
Attributable to non-controlling interests	106.7					84.2	-21.1%

Normalized profit	2,441.8					2,495.9	2.2%
Attributable to Ambev holders	2,334.6					2,409.3	3.2%

Normalized EBITDA	4,410.5	17.1	608.6	(24.7)	62.1	5,073.5	15.0%	1.4%
Consolidated income statement	YTD19	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Net revenue	36,742.9	143.8	2,766.0		169.7	39,822.4	8.4%	0.5%
Cost of goods sold (COGS)	(15,298.7)	(72.0)	(1,234.4)		(2,263.1)	(18,868.2)	23.3%	14.8%
Gross profit	21,444.2	71.8	1,531.7		(2,093.4)	20,954.2	-2.3%	-9.8%
Selling, general and administrative (SG&A)	(11,192.7)	(44.6)	(854.7)		(415.2)	(12,507.2)	11.7%	3.7%
Other operating income	559.7		(13.3)		(142.2)	404.2	-27.8%	-25.4%
Normalized operating income (normalized EBIT)	10,811.3	27.1	663.6		(2,650.8)	8,851.2	-18.1%	-24.5%
Exceptional items above EBIT	(66.9)		(26.8)		(218.1)	(311.8)	nm	nm
Net finance results	(1,545.3)					(3,475.4)	124.9%
Share of results of joint ventures	(11.1)					(33.9)	nm
Income tax expense	(1,218.6)					(188.6)	-84.5%

Profit	7,969.4					4,841.5	-39.2%
Attributable to Ambev holders	7,680.3					4,593.4	-40.2%
Attributable to non-controlling interests	289.1					248.2	-14.2%

Normalized profit	7,916.4					5,096.3	-35.6%
Attributable to Ambev holders	7,626.2					4,844.1	-36.5%

Normalized EBITDA	14,222.4	27.9	876.0		(2,472.1)	12,654.2	-11.0%	-17.4%

Third Quarter 2020 Results October 29, 2020 Page | 8

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

Third Quarter 2020 Results October 29, 2020 Page | 9

AMBEV CONSOLIDATED

Ambev	3Q19	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	37,785.7	70.0			4,523.2	42,378.8	12.2%	12.0%

Net revenue	11,957.7	64.1	1,937.8	(191.1)	1,836.1	15,604.5	30.5%	15.1%
Net revenue/hl (R$)	316.5	1.1	45.7	(3.8)	8.7	368.2	16.4%	2.8%
COGS	(5,229.7)	(33.5)	(875.7)	124.9	(1,409.1)	(7,423.1)	41.9%	26.6%
COGS/hl (R$)	(138.4)	(0.6)	(20.7)	2.6	(18.0)	(175.2)	26.6%	13.0%
COGS excl. deprec. & amort.	(4,574.8)	(33.5)	(774.1)	112.0	(1,402.3)	(6,672.7)	45.9%	30.3%
COGS/hl excl. deprec. & amort. (R$)	(121.1)	(0.7)	(18.3)	2.3	(19.8)	(157.5)	30.0%	16.4%
Gross profit	6,727.9	30.6	1,062.1	(66.3)	427.1	8,181.3	21.6%	6.2%
% Gross margin	56.3%					52.4%	-390 bps	-440 bps
SG&A excl. deprec. & amort.	(3,110.1)	(13.5)	(540.6)	51.9	(414.1)	(4,026.3)	29.5%	13.0%
SG&A deprec. & amort.	(600.5)	(0.2)	(59.5)	5.9	77.9	(576.4)	-4.0%	-12.8%
SG&A total	(3,710.6)	(13.7)	(600.1)	57.9	(336.2)	(4,602.8)	24.0%	8.9%
Other operating income/(expenses)	137.7		(14.5)	2.5	42.4	168.0	22.0%	31.5%
Normalized EBIT	3,155.0	16.9	447.5	(6.0)	133.2	3,746.6	18.8%	4.1%
% Normalized EBIT margin	26.4%					24.0%	-240 bps	-260 bps
Normalized EBITDA	4,410.5	17.1	608.6	(24.7)	62.1	5,073.5	15.0%	1.4%
% Normalized EBITDA margin	36.9%					32.5%	-440 bps	-440 bps

Ambev	YTD19	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	115,947.3	164.6			(1,256.0)	114,855.9	-0.9%	-1.1%

Net revenue	36,742.9	143.8	2,766.0		169.7	39,822.4	8.4%	0.5%
Net revenue/hl (R$)	316.9	0.8	24.1		5.0	346.7	9.4%	1.6%
COGS	(15,298.7)	(72.0)	(1,234.4)		(2,263.1)	(18,868.2)	23.3%	14.8%
COGS/hl (R$)	(131.9)	(0.4)	(10.7)		(21.2)	(164.3)	24.5%	16.0%
COGS excl. deprec. & amort.	(13,330.7)	(72.0)	(1,101.1)		(2,178.8)	(16,682.5)	25.1%	16.3%
COGS/hl excl. deprec. & amort. (R$)	(115.0)	(0.5)	(9.6)		(20.2)	(145.2)	26.3%	17.6%
Gross profit	21,444.2	71.8	1,531.7		(2,093.4)	20,954.2	-2.3%	-9.8%
% Gross margin	58.4%					52.6%	-580 bps	-600 bps
SG&A excl. deprec. & amort.	(9,749.6)	(43.9)	(775.6)		(320.8)	(10,889.9)	11.7%	3.3%
SG&A deprec. & amort.	(1,443.1)	(0.7)	(79.1)		(94.4)	(1,617.3)	12.1%	6.5%
SG&A total	(11,192.7)	(44.6)	(854.7)		(415.2)	(12,507.2)	11.7%	3.7%
Other operating income/(expenses)	559.7		(13.3)		(142.2)	404.2	-27.8%	-25.4%
Normalized EBIT	10,811.3	27.1	663.6		(2,650.8)	8,851.2	-18.1%	-24.5%
% Normalized EBIT margin	29.4%					22.2%	-720 bps	-730 bps
Normalized EBITDA	14,222.4	27.9	876.0		(2,472.1)	12,654.2	-11.0%	-17.4%
% Normalized EBITDA margin	38.7%					31.8%	-690 bps	-690 bps

Third Quarter 2020 Results October 29, 2020 Page | 10

BRAZIL

Brazil	3Q19	Scope	Currency Translation	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,746.2			4,703.4	28,449.6	19.8%	19.8%

Net revenue	6,340.6			1,344.0	7,684.5	21.2%	21.2%
Net revenue/hl (R$)	267.0			3.1	270.1	1.2%	1.2%
COGS	(2,824.0)			(998.7)	(3,822.7)	35.4%	35.4%
COGS/hl (R$)	(118.9)			(15.4)	(134.4)	13.0%	13.0%
COGS excl. deprec. & amort.	(2,451.9)			(993.3)	(3,445.2)	40.5%	40.5%
COGS/hl excl. deprec. & amort. (R$)	(103.3)			(17.8)	(121.1)	17.3%	17.3%
Gross profit	3,516.5			345.2	3,861.8	9.8%	9.8%
% Gross margin	55.5%				50.3%	-520 bps	-520 bps
SG&A excl. deprec. & amort.	(1,636.2)			(304.3)	(1,940.5)	18.6%	18.6%
SG&A deprec. & amort.	(456.7)			117.9	(338.8)	-25.8%	-25.8%
SG&A total	(2,092.9)			(186.4)	(2,279.3)	8.9%	8.9%
Other operating income/(expenses)	152.1			76.3	228.4	50.2%	50.2%
Normalized EBIT	1,575.8			235.2	1,810.9	14.9%	14.9%
% Normalized EBIT margin	24.9%			0.0%	23.6%	-130 bps	-130 bps
Normalized EBITDA	2,404.6			122.7	2,527.3	5.1%	5.1%
% Normalized EBITDA margin	37.9%			0.0%	32.9%	-500 bps	-500 bps

Brazil	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	75,414.9			1,149.3	76,564.2	1.5%	1.5%

Net revenue	19,831.1			233.2	20,064.3	1.2%	1.2%
Net revenue/hl (R$)	263.0			(0.9)	262.1	-0.3%	-0.3%
COGS	(8,491.0)			(1,263.1)	(9,754.1)	14.9%	14.9%
COGS/hl (R$)	(112.6)			(14.8)	(127.4)	13.2%	13.2%
COGS excl. deprec. & amort.	(7,378.2)			(1,253.8)	(8,632.0)	17.0%	17.0%
COGS/hl excl. deprec. & amort. (R$)	(97.8)			(14.9)	(112.7)	15.2%	15.2%
Gross profit	11,340.1			(1,029.8)	10,310.3	-9.1%	-9.1%
% Gross margin	57.2%				51.4%	-580 bps	-580 bps
SG&A excl. deprec. & amort.	(5,278.9)			(252.5)	(5,531.4)	4.8%	4.8%
SG&A deprec. & amort.	(1,002.8)			(23.4)	(1,026.2)	2.3%	2.3%
SG&A total	(6,281.7)			(275.9)	(6,557.6)	4.4%	4.4%
Other operating income/(expenses)	565.6			(33.8)	531.8	-6.0%	-6.0%
Normalized EBIT	5,624.0			(1,339.5)	4,284.5	-23.8%	-23.8%
% Normalized EBIT margin	28.4%				21.4%	-700 bps	-700 bps
Normalized EBITDA	7,739.6			(1,306.9)	6,432.7	-16.9%	-16.9%
% Normalized EBITDA margin	39.0%				32.1%	-690 bps	-690 bps

Third Quarter 2020 Results October 29, 2020 Page | 11

BEER BRAZIL

The volume performance in this quarter was driven by consistent results from the implementation of our commercial strategy, our ability to adapt to changes in the market and by a growing industry, positively impacted by the government financial aid, which more than offset the partial shutdown of the on-trade. According to our estimates, we considerably outperformed the industry.

Our NR/hl was in line with last year’s despite COVID-19 impact. Positive brand mix and revenue management initiatives were more than offset by channel and geographic mix.

The increase in cash COGS/hl is mostly explained by transactional FX and unfavorable packaging mix, as the weight of aluminum cans in the portfolio continued to grow year over year. On top of that, the unexpected growth of can volumes resulted in additional expenses related to underhedged costs, mainly FX and aluminum.

The cash SG&A increased following the strong volume recovery in the quarter.

Beer Brazil	3Q19	Scope	Currency Translation	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	17,417.3			4,429.6	21,846.9	25.4%	25.4%

Net revenue	5,313.9			1,336.7	6,650.5	25.2%	25.2%
Net revenue/hl (R$)	305.1			(0.7)	304.4	-0.2%	-0.2%
COGS	(2,285.6)			(1,009.9)	(3,295.6)	44.2%	44.2%
COGS/hl (R$)	(131.2)			(19.6)	(150.8)	15.0%	15.0%
COGS excl. deprec. & amort.	(1,967.0)			(996.7)	(2,963.7)	50.7%	50.7%
COGS/hl excl. deprec. & amort. (R$)	(112.9)			(22.7)	(135.7)	20.1%	20.1%
Gross profit	3,028.3			326.7	3,355.0	10.8%	10.8%
% Gross margin	57.0%				50.4%	-660 bps	-660 bps
SG&A excl. deprec. & amort.	(1,331.2)			(307.2)	(1,638.4)	23.1%	23.1%
SG&A deprec. & amort.	(424.4)			123.4	(301.0)	-29.1%	-29.1%
SG&A total	(1,755.6)			(183.9)	(1,939.4)	10.5%	10.5%
Other operating income/(expenses)	127.8			32.0	159.8	25.0%	25.0%
Normalized EBIT	1,400.4			174.8	1,575.3	12.5%	12.5%
% Normalized EBIT margin	26.4%				23.7%	-270 bps	-270 bps
Normalized EBITDA	2,143.5			64.7	2,208.2	3.0%	3.0%
% Normalized EBITDA margin	40.3%				33.2%	-710 bps	-710 bps

Beer Brazil	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	56,666.0			1,714.0	58,380.0	3.0%	3.0%

Net revenue	16,743.2			490.5	17,233.7	2.9%	2.9%
Net revenue/hl (R$)	295.5			(0.3)	295.2	-0.1%	-0.1%
COGS	(6,990.2)			(1,280.3)	(8,270.6)	18.3%	18.3%
COGS/hl (R$)	(123.4)			(18.3)	(141.7)	14.8%	14.8%
COGS excl. deprec. & amort.	(6,027.9)			(1,264.0)	(7,291.9)	21.0%	21.0%
COGS/hl excl. deprec. & amort. (R$)	(106.4)			(18.5)	(124.9)	17.4%	17.4%
Gross profit	9,753.0			(789.8)	8,963.2	-8.1%	-8.1%
% Gross margin	58.3%				52.0%	-630 bps	-630 bps
SG&A excl. deprec. & amort.	(4,407.9)			(268.8)	(4,676.7)	6.1%	6.1%
SG&A deprec. & amort.	(903.2)			(5.5)	(908.7)	0.6%	0.6%
SG&A total	(5,311.1)			(274.3)	(5,585.4)	5.2%	5.2%
Other operating income/(expenses)	398.0			9.8	407.8	2.5%	2.5%
Normalized EBIT	4,839.9			(1,054.3)	3,785.6	-21.8%	-21.8%
% Normalized EBIT margin	28.9%				22.0%	-690 bps	-690 bps
Normalized EBITDA	6,705.4			(1,032.5)	5,673.0	-15.4%	-15.4%
% Normalized EBITDA margin	40.0%				32.9%	-710 bps	-710 bps

Third Quarter 2020 Results October 29, 2020 Page | 12

NAB BRAZIL

Volume performance was impacted by the recovery of consumption occasions as restrictions were partially lifted throughout the quarter. Our NR/hl continues to be impacted by unfavorable channel, brand and pack mix, as the restrictions imposed on the on-trade channel led to a shift to the off-trade channel as well as to an increased weight of multi-serve packaging versus single serve.

Despite the mix shift, the cash COGS/hl performance was mostly driven by the favorable comparable in the previous year from phasing of tax credits. The cash SG&A decrease in the quarter resulted from the continuous revision of our discretionary expenses.

NAB Brazil	3Q19	Scope	Currency Translation	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,328.9			273.8	6,602.7	4.3%	4.3%

Net revenue	1,026.7			7.3	1,034.0	0.7%	0.7%
Net revenue/hl (R$)	162.2			(5.6)	156.6	-3.5%	-3.5%
COGS	(538.4)			11.2	(527.2)	-2.1%	-2.1%
COGS/hl (R$)	(85.1)			5.2	(79.8)	-6.1%	-6.1%
COGS excl. deprec. & amort.	(484.9)			3.4	(481.5)	-0.7%	-0.7%
COGS/hl excl. deprec. & amort. (R$)	(76.6)			3.7	(72.9)	-4.8%	-4.8%
Gross profit	488.3			18.5	506.8	3.8%	3.8%
% Gross margin	47.6%				49.0%	140 bps	140 bps
SG&A excl. deprec. & amort.	(305.0)			2.9	(302.1)	-1.0%	-1.0%
SG&A deprec. & amort.	(32.3)			(5.5)	(37.8)	16.9%	16.9%
SG&A total	(337.3)			(2.5)	(339.8)	0.7%	0.7%
Other operating income/(expenses)	24.3			44.3	68.7	182.2%	182.2%
Normalized EBIT	175.3			60.4	235.7	34.4%	34.4%
% Normalized EBIT margin	17.1%				22.8%	570 bps	570 bps
Normalized EBITDA	261.1			58.0	319.1	22.2%	22.2%
% Normalized EBITDA margin	25.4%				30.9%	550 bps	550 bps

NAB Brazil	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	18,748.9			(564.7)	18,184.2	-3.0%	-3.0%

Net revenue	3,087.9			(257.3)	2,830.6	-8.3%	-8.3%
Net revenue/hl (R$)	164.7			(9.0)	155.7	-5.5%	-5.5%
COGS	(1,500.8)			17.3	(1,483.5)	-1.2%	-1.2%
COGS/hl (R$)	(80.0)			(1.5)	(81.6)	1.9%	1.9%
COGS excl. deprec. & amort.	(1,350.3)			10.2	(1,340.1)	-0.8%	-0.8%
COGS/hl excl. deprec. & amort. (R$)	(72.0)			(1.7)	(73.7)	2.3%	2.3%
Gross profit	1,587.1			(240.0)	1,347.1	-15.1%	-15.1%
% Gross margin	51.4%				47.6%	-380 bps	-380 bps
SG&A excl. deprec. & amort.	(871.0)			16.3	(854.7)	-1.9%	-1.9%
SG&A deprec. & amort.	(99.5)			(17.9)	(117.5)	18.0%	18.0%
SG&A total	(970.6)			(1.6)	(972.2)	0.2%	0.2%
Other operating income/(expenses)	167.6			(43.5)	124.0	-26.0%	-26.0%
Normalized EBIT	784.1			(285.2)	498.9	-36.4%	-36.4%
% Normalized EBIT margin	25.4%				17.6%	-780 bps	-780 bps
Normalized EBITDA	1,034.2			(274.4)	759.8	-26.5%	-26.5%
% Normalized EBITDA margin	33.5%				26.8%	-670 bps	-670 bps

Third Quarter 2020 Results October 29, 2020 Page | 13

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

The volume performance was driven by restrictions adopted to mitigate the COVID-19 pandemic in the region. Our NR/hl increased due to the above core mix contribution and the successful implementation of our revenue management initiatives.

Despite the volume decline, CAC managed to deliver a healthy 43.7% EBITDA margin in the quarter driven by the positive brand mix and the disciplined execution of our SG&A savings initiatives.

CAC	3Q19	Scope	Currency Translation	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,445.1			(339.9)	3,105.2	-9.9%	-9.9%

Net revenue	1,656.9		376.7	31.3	2,064.8	24.6%	1.9%
Net revenue/hl (R$)	480.9		121.3	62.7	664.9	38.3%	13.0%
COGS	(726.2)		(171.4)	(3.9)	(901.4)	24.1%	0.5%
COGS/hl (R$)	(210.8)		(55.2)	(24.3)	(290.3)	37.7%	11.5%
COGS excl. deprec. & amort.	(642.0)		(150.3)	(0.4)	(792.7)	23.5%	0.1%
COGS/hl excl. deprec. & amort. (R$)	(186.4)		(48.4)	(20.5)	(255.3)	37.0%	11.0%
Gross profit	930.7		205.3	27.3	1,163.3	25.0%	2.9%
% Gross margin	56.2%				56.3%	10 bps	60 bps
SG&A excl. deprec. & amort.	(323.3)		(76.7)	36.0	(364.0)	12.6%	-11.1%
SG&A deprec. & amort.	(50.7)		(16.0)	(21.4)	(88.0)	73.7%	42.2%
SG&A total	(374.0)		(92.7)	14.7	(452.0)	20.9%	-3.9%
Other operating income/(expenses)	(3.4)		(1.0)	(1.5)	(5.8)	72.3%	43.3%
Normalized EBIT	553.3		111.6	40.6	705.5	27.5%	7.3%
% Normalized EBIT margin	33.4%				34.2%	80 bps	180 bps
Normalized EBITDA	688.1		148.7	65.4	902.3	31.1%	9.5%
% Normalized EBITDA margin	41.5%				43.7%	220 bps	310 bps

CAC	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	10,069.8			(2,126.8)	7,943.0	-21.1%	-21.1%

Net revenue	4,804.8		760.9	(689.0)	4,876.6	1.5%	-14.3%
Net revenue/hl (R$)	477.1		95.8	41.0	614.0	28.7%	8.6%
COGS	(2,090.4)		(357.7)	208.4	(2,239.7)	7.1%	-10.0%
COGS/hl (R$)	(207.6)		(45.0)	(29.3)	(282.0)	35.8%	14.1%
COGS excl. deprec. & amort.	(1,840.5)		(309.3)	219.4	(1,930.4)	4.9%	-11.9%
COGS/hl excl. deprec. & amort. (R$)	(182.8)		(38.9)	(21.3)	(243.0)	33.0%	11.7%
Gross profit	2,714.4		403.2	(480.6)	2,637.0	-2.9%	-17.7%
% Gross margin	56.5%				54.1%	-240 bps	-220 bps
SG&A excl. deprec. & amort.	(939.7)		(160.7)	151.8	(948.6)	0.9%	-16.2%
SG&A deprec. & amort.	(139.1)		(29.7)	(13.9)	(182.6)	31.3%	10.0%
SG&A total	(1,078.8)		(190.4)	137.9	(1,131.3)	4.9%	-12.8%
Other operating income/(expenses)	52.8		(2.6)	(69.1)	(18.9)	-135.8%	-130.8%
Normalized EBIT	1,688.4		210.2	(411.8)	1,486.8	-11.9%	-24.4%
% Normalized EBIT margin	35.1%				30.5%	-460 bps	-410 bps
Normalized EBITDA	2,077.4		288.2	(386.9)	1,978.7	-4.7%	-18.6%
% Normalized EBITDA margin	43.2%				40.6%	-260 bps	-210 bps

Third Quarter 2020 Results October 29, 2020 Page | 14

LATIN AMERICA SOUTH (LAS)[3]

Net revenue increased in LAS as countries gradually recovered across the region. NR/hl increased as a result of our continued revenue management initiatives and inflation in Argentina.

The significant increase in Cash COGS/hl is mainly explained by transactional FX and pack mix, while the cash SG&A growth was mainly driven by the high inflation in Argentina despite effective management of our expenses in the region.

LAS	3Q19	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,891.9			-	(33.3)	7,858.6	-0.4%	-0.4%

Net revenue	1,971.4		842.7	(191.1)	333.6	2,956.5	50.0%	15.1%
Net revenue/hl (R$)	249.8		107.2	(19.7)	38.9	376.2	50.6%	15.6%
COGS	(897.7)		(424.1)	124.9	(373.0)	(1,569.9)	74.9%	38.3%
COGS/hl (R$)	(113.8)		(54.0)	12.2	(44.2)	(199.8)	75.6%	38.9%
COGS excl. deprec. & amort.	(769.2)		(361.4)	112.0	(354.2)	(1,372.8)	78.5%	42.9%
COGS/hl excl. deprec. & amort. (R$)	(97.5)		(46.0)	11.2	(42.4)	(174.7)	79.2%	43.5%
Gross profit	1,073.7		418.6	(66.3)	(39.4)	1,386.6	29.1%	-3.2%
% Gross margin	54.5%					46.9%	-760 bps	-880 bps
SG&A excl. deprec. & amort.	(444.4)		(220.2)	51.9	(127.5)	(740.2)	66.6%	25.1%
SG&A deprec. & amort.	(48.3)		(28.2)	5.9	(20.0)	(90.5)	87.3%	34.2%
SG&A total	(492.7)		(248.4)	57.9	(147.5)	(830.7)	68.6%	26.0%
Other operating income/(expenses)	(5.3)		(9.6)	2.5	(27.6)	(40.0)	nm	nm
Normalized EBIT	575.7		160.6	(6.0)	(214.4)	515.9	-10.4%	-32.4%
% Normalized EBIT margin	29.2%					17.5%	-1170 bps	-1240 bps
Normalized EBITDA	752.5		251.5	(24.7)	(175.7)	803.6	6.8%	-20.2%
% Normalized EBITDA margin	38.2%					27.2%	-1100 bps	-1210 bps

LAS	YTD19	Scope	Currency Translation	IAS 29 HY Impact	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,114.1				(538.3)	22,575.7	-2.3%	-2.3%

Net revenue	6,781.5		624.0		534.8	7,940.3	17.1%	7.9%
Net revenue/hl (R$)	293.4		27.6		30.7	351.7	19.9%	10.5%
COGS	(2,737.4)		(328.4)		(1,038.4)	(4,104.2)	49.9%	37.9%
COGS/hl (R$)	(118.4)		(14.5)		(48.8)	(181.8)	53.5%	41.2%
COGS excl. deprec. & amort.	(2,271.3)		(280.5)		(980.3)	(3,532.0)	55.5%	43.2%
COGS/hl excl. deprec. & amort. (R$)	(98.3)		(12.4)		(45.8)	(156.5)	59.2%	46.6%
Gross profit	4,044.2		295.6		(503.6)	3,836.1	-5.1%	-12.5%
% Gross margin	59.6%					48.3%	-1130 bps	-1120 bps
SG&A excl. deprec. & amort.	(1,612.2)		(153.1)		(328.1)	(2,093.5)	29.9%	20.4%
SG&A deprec. & amort.	(196.9)		(18.3)		(39.5)	(254.7)	29.4%	20.1%
SG&A total	(1,809.1)		(171.5)		(367.6)	(2,348.2)	29.8%	20.3%
Other operating income/(expenses)	(32.6)		(2.0)		(31.0)	(65.5)	101.2%	95.2%
Normalized EBIT	2,202.5		122.2		(902.3)	1,422.4	-35.4%	-41.0%
% Normalized EBIT margin	32.5%					17.9%	-1460 bps	-1470 bps
Normalized EBITDA	2,865.5		188.4		(804.6)	2,249.2	-21.5%	-28.1%
% Normalized EBITDA margin	42.3%					28.3%	-1400 bps	-1410 bps

[3] Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 19.

Third Quarter 2020 Results October 29, 2020 Page | 15

CANADA[4]

Canada volumes grew driven by a positive industry impacted by warmer and dryer weather, increased frequency of in-home occasions and another quarter of market share gains from the strong performance of our premium and beyond beer portfolio and short term industry supply chain disruptions. The NR/hl decrease in Canada was driven by unfavorable channel and pack mix partially offset by brand mix.

Cash COGS/hl increased, impacted by channel and pack mix coupled with transactional FX.

Canada	3Q19	Scope	Currency Translation	Organic Growth	3Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,702.5	70.0		193.0	2,965.5	9.7%	7.1%

Net revenue	1,988.8	64.1	718.5	127.3	2,898.7	45.8%	6.4%
Net revenue/hl (R$)	735.9	4.5	242.3	(5.3)	977.5	32.8%	-0.7%
COGS	(781.8)	(33.5)	(280.2)	(33.5)	(1,129.1)	44.4%	4.3%
COGS/hl (R$)	(289.3)	(4.8)	(94.5)	7.9	(380.7)	31.6%	-2.7%
COGS excl. deprec. & amort.	(711.6)	(33.5)	(262.5)	(54.4)	(1,062.0)	49.2%	7.6%
COGS/hl excl. deprec. & amort. (R$)	(263.3)	(5.4)	(88.5)	(0.9)	(358.1)	36.0%	0.3%
Gross profit	1,207.0	30.6	438.2	93.9	1,769.7	46.6%	7.8%
% Gross margin	60.7%				61.0%	30 bps	80 bps
SG&A excl. deprec. & amort.	(706.2)	(13.5)	(243.6)	(18.4)	(981.7)	39.0%	2.6%
SG&A deprec. & amort.	(44.8)	(0.2)	(15.4)	1.3	(59.1)	31.9%	-2.8%
SG&A total	(751.0)	(13.7)	(259.0)	(17.1)	(1,040.8)	38.6%	2.3%
Other operating income/(expenses)	(5.7)		(4.0)	(4.9)	(14.6)	155.8%	85.9%
Normalized EBIT	450.2	16.9	175.3	71.9	714.2	58.6%	16.0%
% Normalized EBIT margin	22.6%				24.6%	200 bps	210 bps
Normalized EBITDA	565.3	17.1	208.4	49.6	840.4	48.7%	8.8%
% Normalized EBITDA margin	28.4%				29.0%	60 bps	70 bps

Canada	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,348.6	164.6		259.8	7,773.0	5.8%	3.5%

Net revenue	5,325.5	143.8	1,381.2	90.7	6,941.2	30.3%	1.7%
Net revenue/hl (R$)	724.7	3.3	177.7	(12.7)	893.0	23.2%	-1.7%
COGS	(1,980.0)	(72.0)	(548.3)	(170.0)	(2,770.3)	39.9%	8.6%
COGS/hl (R$)	(269.4)	(3.7)	(70.5)	(12.7)	(356.4)	32.3%	4.7%
COGS excl. deprec. & amort.	(1,840.7)	(72.0)	(511.3)	(164.1)	(2,588.1)	40.6%	8.9%
COGS/hl excl. deprec. & amort. (R$)	(250.5)	(4.1)	(65.8)	(12.6)	(333.0)	32.9%	5.0%
Gross profit	3,345.5	71.8	832.9	(79.3)	4,170.9	24.7%	-2.4%
% Gross margin	62.8%				60.1%	-270 bps	-250 bps
SG&A excl. deprec. & amort.	(1,918.8)	(43.9)	(461.8)	108.0	(2,316.4)	20.7%	-5.6%
SG&A deprec. & amort.	(104.3)	(0.7)	(31.1)	(17.6)	(153.8)	47.4%	16.9%
SG&A total	(2,023.1)	(44.6)	(492.9)	90.4	(2,470.2)	22.1%	-4.5%
Other operating income/(expenses)	(26.1)		(8.8)	(8.3)	(43.2)	65.6%	32.0%
Normalized EBIT	1,296.4	27.1	331.3	2.8	1,657.5	27.9%	0.2%
% Normalized EBIT margin	24.3%				23.9%	-40 bps	-30 bps
Normalized EBITDA	1,540.0	27.9	399.4	26.3	1,993.6	29.5%	1.7%
% Normalized EBITDA margin	28.9%				28.7%	-20 bps	0 bps

[4] The scope change in Canada refers to the acquisition, in January 2020, of G&W Distilling Inc, a company that produces a portfolio of ready-to-drink beverages.

Third Quarter 2020 Results October 29, 2020 Page | 16

OTHER OPERATING INCOME/EXPENSES

Other operating income increased because of higher government grants driven by the volume recovery observed in Brazil.

Other operating income/(expenses)	3Q19	3Q20	YTD19	YTD20
R$ million

Government grants/NPV of long term fiscal incentives	115.8	207.4	511.0	481.9
(Additions to)/reversals of provisions	7.0	(5.8)	(1.4)	(34.0)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	14.8	(20.9)	27.6	(22.2)
Net other operating income/(expenses)	0.2	(12.7)	22.6	(21.6)

Other operating income/(expenses)	137.7	168.0	559.7	404.2

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including the actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and additional cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional items	3Q19	3Q20	YTD19	YTD20
R$ million

Costs from business combination		(0.8)		(17.5)
Restructuring	(13.1)	(43.6)	(64.1)	(93.7)
IAS 29/CPC 42 (hyperinflation) application effect	(1.4)	(2.9)	(2.7)	(3.4)
COVID-19 impact		(111.6)		(183.1)
Other		(0.8)		(14.1)

Exceptional items	(14.6)	(159.8)	(66.9)	(311.8)

Third Quarter 2020 Results October 29, 2020 Page | 17

NET FINANCE RESULTS

The net finance results performance is broken down as follows:

•	Interest income was R$ 72.8 million, mostly driven by our cash balance, mainly in Brazilian Reais, US dollars and Canadian dollars of 23 million and Selic rate update on Income Tax to Recover/Other legal claims of R$ 20 million. The decline from 3Q19 is almost entirely explained by a gain of approximately R$ 465 million in the context of a tax litigation involving ICMS in the PIS and COFINS tax base
•	Interest expenses of R$ 539.3 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 150 million, (ii) interest expenses on debts and lease liabilities of R$ 132 million, (iii) fiscal incentives interest accruals of R$ 45 million, (iv) a non-cash accrual of approximately R$ 11 million related to the put option associated with our investment in the Dominican Republic, (v) interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT of approximately R$ 10 million. Additionally, this quarter we made a reversal of R$ 178 million, also in the context of a tax litigation involving ICMS in the PIS and COFINS tax base.
•	Losses on derivative instruments of R$ 562.7 million, mainly explained by (i) FX hedges carry costs linked to our COGS and Capex exposure in Argentina, where carry cost was approximately 50% per year out of a notional of approximately US$550 million, (ii) FX hedges carry costs linked to our COGS and Capex exposure in Brazil, where carry cost was approximately 2% per year out of a notional of approximately US$1.2 billion, and (iii) equity swap mark to market losses of R$ 111 million (57 million shares);
•	Losses on non-derivative instruments of R$ 46.2 million, mainly explained by (i) a gain of R$ 168 million of fair value adjustment in connection with the renegotiation of CND put structure, and (ii) losses on balance sheet exposure (intercompany and third-party payables), mostly linked to the Argentinean Peso and the Brazilian Real depreciation of R$ 165 million;
•	Taxes on financial transactions of R$ 44.4 million
•	Other financial expenses of R$ 118.7 million, mainly explained by letters of credit expenses, accruals on legal contingencies and pension plan expenses and debt issuance fees;
•	Non-cash financial income of R$ 93.6 million resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 19.

Net finance results	3Q19	3Q20	YTD19	YTD20
R$ million

Interest income	625.9	72.8	916.8	370.2
Interest expenses	(393.8)	(539.3)	(1,168.1)	(1,397.9)
Gains/(losses) on derivative instruments	(311.7)	(562.7)	(710.3)	(1,710.7)
Gains/(losses) on non-derivative instruments	(290.8)	(46.2)	(414.7)	(398.7)
Taxes on financial transactions	(57.6)	(44.4)	(130.3)	(179.9)
Other financial income/(expenses), net	(121.3)	(118.7)	(367.8)	(416.9)

Exceptional financial income/(expenses), net	173.7		74.7
Hyperinflation Argentina	69.9	93.6	254.5	258.6

Net finance results	(305.8)	(1,144.8)	(1,545.3)	(3,475.4)

Third Quarter 2020 Results October 29, 2020 Page | 18

DEBT BREAKDOWN

Debt breakdown	December 31, 2019			September 30, 2020
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	474.3	1,881.9	2,356.2	2,655.4	1,797.0	4,452.4
Foreign Currency	178.9	527.7	706.6	1,662.8	739.8	2,402.6
Consolidated Debt	653.1	2,409.7	3,062.8	4,318.2	2,536.8	6,855.0

Cash and Cash Equivalents less Bank Overdrafts			11,900.6			20,981.6
Current Investment Securities			14.6			1,442.9

Net debt/(cash)			(8,852.4)			(15,569.5)

PROVISION FOR INCOME TAX & SOCIAL

The table below demonstrates the tax and social contribution provision.

Income tax and social contribution	3Q19	3Q20	YTD19	YTD20
R$ million

Profit before tax	2,826.4	2,431.0	9,188.0	5,030.1

Adjustment on taxable basis
Non-taxable other income (i)	(342.7)	(157.2)	(710.5)	(720.2)
Goverment grants (VAT)	(372.4)	(451.5)	(1,298.2)	(1,205.8)
Share of results of joint ventures	8.2	11.0	11.1	33.9
Expenses not deductible	68.6	91.7	293.8	245.0
Foreign profits taxed in Brazil	2.0	147.7	253.6	432.6
	2,190.3	2,072.8	7,737.7	3,815.6
Aggregated weighted nominal tax rate	29.1%	28.3%	29.3%	27.5%
Taxes – nominal rate	(636.6)	(585.6)	(2,263.4)	(1,048.5)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	383.7	502.6	1,139.7	1,177.9
Tax benefit - amortization on tax books	19.4	19.4	61.2	58.1
Argentina's hyperinflation effect	(1.0)	(18.3)	(39.2)	(47.8)
Other tax adjustments	12.5	9.9	(116.8)	(328.2)

Income tax and social contribution expense	(222.0)	(72.1)	(1,218.6)	(188.6)
Effective tax rate	7.9%	3.0%	13.3%	3.7%

(i) Balances adjusted for comparative purposes

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2020.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,777,961	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,394,665,197	28.0%
Outstanding	15,733,430,459	100.0%
Treasury	1,687,506
TOTAL	15,735,117,965
Free float B3	3,066,131,057	20.0%
Free float NYSE	1,328,534,140	8.0%

Third Quarter 2020 Results October 29, 2020 Page | 19

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2020 closing rate for 3Q20 and YTD20 results).

The YTD20 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD20 results against a dedicated line in the finance results, and (ii) the difference between the translation of the YTD20 results at the closing exchange rate of September 30, 2020 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 3Q20 results under Hyperinflation Accounting are calculated as the difference between reported 9M20 and HY20 results.

The impacts in 3Q19, YTD19, 3Q20 and YTD20 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q19	3Q20	YTD19	YTD20
Indexation(1)	186.9	244.4	412.8	393.8
Currency(2)	(562.3)	(150.7)	(681.9)	(51.9)
Total Impact	(375.4)	93.7	(269.1)	341.9

Normalized EBITDA
R$ million	3Q19	3Q20	YTD19	YTD20
Indexation(1)	78.6	82.9	171.4	126.8
Currency(2)	(246.8)	(46.2)	(300.7)	(16.1)
Total Impact	(168.2)	36.7	(129.3)	110.7

BRLARS average rate			11.0709	13.3287
BRLARS closing rate	13.8218	13.5047	13.8218	13.5047
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q20, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 93.6 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 22.7 million; (iii) a negative impact on the Normalized Profit of R$ 22.0 million; and (iv) a negative impact of R$ 0.01 on EPS, but no material impact on Normalized EPS.

In YTD20, the consequences of the transition were (i) a positive R$ 258.6 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 73.6 million; (iii) a negative impact on the Normalized Profit of R$ 71.8 million; and (iv) a negative impact of R$0.01 on EPS, but no material impact on Normalized EPS.

The 3Q20 results are calculated by deducting from the 9M results the HY results as published. As a consequence, LAS and Consolidated 3Q20 and 3Q19 results are impacted by the adjustment of HY results for the cumulative inflation between June 30 and September 30, as well as by the translation of HY results at the 9M closing exchange rate, of September 30, as follows:

Third Quarter 2020 Results October 29, 2020 Page | 20
LAS - HY As Reported	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% Organic
Net revenue	6,781.5		624.0	534.8	7,940.3	7.9%
COGS	(2,737.4)		(328.4)	(1,038.4)	(4,104.2)	37.9%
COGS excl. deprec. & amort.	(2,271.3)		(280.5)	(980.3)	(3,532.0)	43.2%
Gross profit	4,044.2		295.6	(503.6)	3,836.1	-12.5%
SG&A excl. deprec. & amort.	(1,612.2)		(153.1)	(328.1)	(2,093.5)	20.4%
SG&A deprec. & amort.	(196.9)		(18.3)	(39.5)	(254.7)	20.1%
SG&A total	(1,809.1)		(171.5)	(367.6)	(2,348.2)	20.3%
Other operating income/(expenses)	(32.6)		(2.0)	(31.0)	(65.5)	95.2%
Normalized EBIT	2,202.5		122.2	(902.3)	1,422.4	-41.0%
Normalized EBITDA	2,865.5		188.4	(804.6)	2,249.2	-28.1%

LAS - HY Recalculated at 9M Exchange Rates	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% Organic
Net revenue	6,542.9		1,141.4	343.6	8,027.9	5.3%
COGS	(2,661.2)		(570.3)	(913.6)	(4,145.1)	34.3%
COGS excl. deprec. & amort.	(2,215.6)		(482.4)	(868.3)	(3,566.2)	39.2%
Gross profit	3,881.6		571.1	(569.9)	3,882.8	-14.7%
SG&A excl. deprec. & amort.	(1,548.3)		(292.6)	(276.2)	(2,117.1)	17.8%
SG&A deprec. & amort.	(186.9)		(37.6)	(33.6)	(258.0)	18.0%
SG&A total	(1,735.1)		(330.2)	(309.8)	(2,375.1)	17.9%
Other operating income/(expenses)	(29.1)		(9.1)	(28.5)	(66.7)	97.9%
Normalized EBIT	2,117.4		231.8	(908.2)	1,440.9	-42.9%
Normalized EBITDA	2,749.9		357.3	(829.4)	2,277.8	-30.2%

LAS - HY Recalculation Impact in 3Q	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% Organic
Net revenue	(238.7)		517.4	(191.1)	87.6
COGS	76.1		(241.9)	124.9	(41.0)
COGS excl. deprec. & amort.	55.7		(201.9)	112.0	(34.2)
Gross profit	(162.5)		275.5	(66.3)	46.7
SG&A excl. deprec. & amort.	63.9		(139.5)	51.9	(23.6)
SG&A deprec. & amort.	10.0		(19.2)	5.9	(3.3)
SG&A total	74.0		(158.7)	57.9	(26.9)
Other operating income/(expenses)	3.4		(7.1)	2.5	(1.2)
Normalized EBIT	(85.1)		109.6	(6.0)	18.6
Normalized EBITDA	(115.6)		168.9	(24.7)	28.6

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 HY Impact”. Organic percentage growth rates for 3Q20 are calculated by considering the “Organic growth” reported in the tables in the applicable sections, over 3Q19 base adjusted for the HY19 recalculation.

Third Quarter 2020 Results October 29, 2020 Page | 21

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q19	3Q20	YTD19	YTD20
R$ million

Profit - Ambev holders	2,497.7	2,274.8	7,680.3	4,593.4
Non-controlling interest	106.7	84.2	289.1	248.2
Income tax expense	222.0	72.1	1,218.6	188.6
Profit before taxes	2,826.4	2,431.0	9,188.0	5,030.1
Share of results of joint ventures	8.2	11.0	11.1	33.9
Net finance results	305.8	1,144.8	1,545.3	3,475.4
Exceptional items	14.6	159.8	66.9	311.8
Normalized EBIT	3,155.0	3,746.6	10,811.3	8,851.2
Depreciation & amortization - total	1,255.5	1,326.9	3,411.1	3,803.1
Normalized EBITDA	4,410.5	5,073.5	14,222.4	12,654.2

Third Quarter 2020 Results October 29, 2020 Page | 22

Q3 2020 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto Chief Executive Officer Lucas Machado Lira Chief Financial and Investor Relations Officer
Language:	English and Portuguese (simultaneous translation)
Date:	October 29, 2020 (Thursday)
Time:	11:30 (Brasília time) 10:30 (EST)
Phone number:	Brazil participants US participants International participants	+55 (11) 3181-8565 +1 (844) 204-8942 +1 (412) 717-9627
Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website

English: https://webcastlite.mziq.com/cover.html?webcastId=2d027143-19bc-41dd-a029-702cc1a5611d

Portuguese: https://webcastlite.mziq.com/cover.html?webcastId=1b06e683-bb5b-4806-aee6-b9162b878eba

For additional information, please contact the Investor Relations team:

Thiago Levy +55 (11) 2122-1415 thiago.levy@ambev.com.br	Felipe Trotta +55 (11) 2122-1414 felipe.trotta@ambev.com.br

ri.ambev.com.br

Third Quarter 2020 Results October 29, 2020 Page | 23

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2019 (3Q19). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2020 Results October 29, 2020 Page | 24

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q19	3Q20%		3Q19	3Q20%		3Q19	3Q20%		3Q19	3Q20%		3Q19	3Q20%		3Q19	3Q20%		3Q19	3Q20%
Volume (000 hl)	17,417.3	21,846.9	25.4%	6,328.9	6,602.7	4.3%	23,746.2	28,449.6	19.8%	3,445.1	3,105.2	-9.9%	7,891.9	7,858.6	-0.4%	2,702.5	2,965.5	7.1%	37,785.7	42,378.8	12.0%

R$ million
Net revenue	5,313.9	6,650.5	25.2%	1,026.7	1,034.0	0.7%	6,340.6	7,684.5	21.2%	1,656.9	2,064.8	1.9%	1,971.4	2,956.5	15.1%	1,988.8	2,898.7	6.4%	11,957.7	15,604.5	15.1%
% of total	44.4%	42.6%		8.6%	6.6%		53.0%	49.2%		13.9%	13.2%		16.5%	18.9%		16.6%	18.6%		100.0%	100.0%
COGS	(2,285.6)	(3,295.6)	44.2%	(538.4)	(527.2)	-2.1%	(2,824.0)	(3,822.7)	35.4%	(726.2)	(901.4)	0.5%	(897.7)	(1,569.9)	38.3%	(781.8)	(1,129.1)	4.3%	(5,229.7)	(7,423.1)	26.6%
% of total	43.7%	44.4%		10.3%	7.1%		54.0%	51.5%		13.9%	12.1%		17.2%	21.1%		14.9%	15.2%		100.0%	100.0%
Gross profit	3,028.3	3,355.0	10.8%	488.3	506.8	3.8%	3,516.5	3,861.8	9.8%	930.7	1,163.3	2.9%	1,073.7	1,386.6	-3.2%	1,207.0	1,769.7	7.8%	6,727.9	8,181.3	6.2%
% of total	45.0%	41.0%		7.3%	6.2%		52.3%	47.2%		13.8%	14.2%		16.0%	16.9%		17.9%	21.6%		100.0%	100.0%
SG&A	(1,755.6)	(1,939.4)	10.5%	(337.3)	(339.8)	0.7%	(2,092.9)	(2,279.3)	8.9%	(374.0)	(452.0)	-3.9%	(492.7)	(830.7)	26.0%	(751.0)	(1,040.8)	2.3%	(3,710.6)	(4,602.8)	8.9%
% of total	47.3%	42.1%		9.1%	7.4%		56.4%	49.5%		10.1%	9.8%		13.3%	18.0%		20.2%	22.6%		100.0%	100.0%
Other operating income/(expenses)	127.8	159.8	25.0%	24.3	68.7	182.2%	152.1	228.4	50.2%	(3.4)	(5.8)	43.3%	(5.3)	(40.0)	nm	(5.7)	(14.6)	85.9%	137.7	168.0	31.5%
% of total	92.8%	95.1%		17.7%	40.9%		110.4%	136.0%		-2.4%	-3.5%		-3.8%	-23.8%		-4.2%	-8.7%		100.0%	100.0%
Normalized EBIT	1,400.4	1,575.3	12.5%	175.3	235.7	34.4%	1,575.8	1,810.9	14.9%	553.3	705.5	7.3%	575.7	515.9	-32.4%	450.2	714.2	16.0%	3,155.0	3,746.6	4.1%
% of total	44.4%	42.0%		5.6%	6.3%		49.9%	48.3%		17.5%	18.8%		18.2%	13.8%		14.3%	19.1%		100.0%	100.0%
Normalized EBITDA	2,143.5	2,208.2	3.0%	261.1	319.1	22.2%	2,404.6	2,527.3	5.1%	688.1	902.3	9.5%	752.5	803.6	-20.2%	565.3	840.4	8.8%	4,410.5	5,073.5	1.4%
% of total	48.6%	43.5%		5.9%	6.3%		54.5%	49.8%		15.6%	17.8%		17.1%	15.8%		12.8%	16.6%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-43.0%	-49.6%		-52.4%	-51.0%		-44.5%	-49.7%		-43.8%	-43.7%		-45.5%	-53.1%		-39.3%	-39.0%		-43.7%	-47.6%
Gross profit	57.0%	50.4%		47.6%	49.0%		55.5%	50.3%		56.2%	56.3%		54.5%	46.9%		60.7%	61.0%		56.3%	52.4%
SG&A	-33.0%	-29.2%		-32.9%	-32.9%		-33.0%	-29.7%		-22.6%	-21.9%		-25.0%	-28.1%		-37.8%	-35.9%		-31.0%	-29.5%
Other operating income/(expenses)	2.4%	2.4%		2.4%	6.6%		2.4%	3.0%		-0.2%	-0.3%		-0.3%	-1.4%		-0.3%	-0.5%		1.2%	1.1%
Normalized EBIT	26.4%	23.7%		17.1%	22.8%		24.9%	23.6%		33.4%	34.2%		29.2%	17.5%		22.6%	24.6%		26.4%	24.0%
Normalized EBITDA	40.3%	33.2%		25.4%	30.9%		37.9%	32.9%		41.5%	43.7%		38.2%	27.2%		28.4%	29.0%		36.9%	32.5%

Per hectoliter - (R$/hl)
Net revenue	305.1	304.4	-0.2%	162.2	156.6	-3.5%	267.0	270.1	1.2%	480.9	664.9	13.0%	249.8	376.2	15.6%	735.9	977.5	-0.7%	316.5	368.2	2.2%
COGS	(131.2)	(150.8)	15.0%	(85.1)	(79.8)	-6.1%	(118.9)	(134.4)	13.0%	(210.8)	(290.3)	11.5%	(113.8)	(199.8)	38.9%	(289.3)	(380.7)	-2.7%	(138.4)	(175.2)	13.0%
Gross profit	173.9	153.6	-11.7%	77.2	76.8	-0.5%	148.1	135.7	-8.3%	270.1	374.6	14.2%	136.1	176.4	-9.5%	446.6	596.8	0.6%	178.1	193.1	-5.9%
SG&A	(100.8)	(88.8)	-11.9%	(53.3)	(51.5)	-3.4%	(88.1)	(80.1)	-9.1%	(108.6)	(145.6)	6.6%	(62.4)	(105.7)	18.7%	(277.9)	(351.0)	-4.4%	(98.2)	(108.6)	-4.0%
Other operating income/(expenses)	7.3	7.3	-0.3%	3.8	10.4	170.5%	6.4	8.0	25.3%	(1.0)	(1.9)	59.0%	(0.7)	(5.1)	nm	(2.1)	(4.9)	72.0%	3.6	4.0	18.4%
Normalized EBIT	80.4	72.1	-10.3%	27.7	35.7	28.9%	66.4	63.7	-4.1%	160.6	227.2	19.1%	73.0	65.7	-38.0%	166.6	240.8	8.0%	83.5	88.4	-7.1%
Normalized EBITDA	123.1	101.1	-17.9%	41.2	48.3	17.1%	101.3	88.8	-12.3%	199.7	290.6	21.5%	95.3	102.3	-26.3%	209.2	283.4	1.5%	116.7	119.7	-9.9%

Third Quarter 2020 Results October 29, 2020 Page | 25
Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%
Volume (000 hl)	56,666.0	58,380.0	3.0%	18,748.9	18,184.2	-3.0%	75,414.9	76,564.2	1.5%	10,069.8	7,943.0	-21.1%	23,114.1	22,575.7	-2.3%	7,348.6	7,773.0	3.5%	115,947.3	114,855.9	-1.1%

R$ million
Net revenue	16,743.2	17,233.7	2.9%	3,087.9	2,830.6	-8.3%	19,831.1	20,064.3	1.2%	4,804.8	4,876.6	-14.3%	6,781.5	7,940.3	7.9%	5,325.5	6,941.2	1.7%	36,742.9	39,822.4	0.5%
% of total	45.6%	43.3%		8.4%	7.1%		54.0%	50.4%		13.1%	12.2%		18.5%	19.9%		14.5%	17.4%		100.0%	100.0%
COGS	(6,990.2)	(8,270.6)	18.3%	(1,500.8)	(1,483.5)	-1.2%	(8,491.0)	(9,754.1)	14.9%	(2,090.4)	(2,239.7)	-10.0%	(2,737.4)	(4,104.2)	37.9%	(1,980.0)	(2,770.3)	8.6%	(15,298.7)	(18,868.2)	14.8%
% of total	45.7%	43.8%		9.8%	7.9%		55.5%	51.7%		13.7%	11.9%		17.9%	21.8%		12.9%	14.7%		100.0%	100.0%
Gross profit	9,753.0	8,963.2	-8.1%	1,587.1	1,347.1	-15.1%	11,340.1	10,310.3	-9.1%	2,714.4	2,637.0	-17.7%	4,044.2	3,836.1	-12.5%	3,345.5	4,170.9	-2.4%	21,444.2	20,954.2	-9.8%
% of total	45.5%	42.8%		7.4%	6.4%		52.9%	49.2%		12.7%	12.6%		18.9%	18.3%		15.6%	19.9%		100.0%	100.0%
SG&A	(5,311.1)	(5,585.4)	5.2%	(970.6)	(972.2)	0.2%	(6,281.7)	(6,557.6)	4.4%	(1,078.8)	(1,131.3)	-12.8%	(1,809.1)	(2,348.2)	20.3%	(2,023.1)	(2,470.2)	-4.5%	(11,192.7)	(12,507.2)	3.7%
% of total	47.5%	44.7%		8.7%	7.8%		56.1%	52.4%		9.6%	9.0%		16.2%	18.8%		18.1%	19.8%		100.0%	100.0%
Other operating income/(expenses)	398.0	407.8	2.5%	167.6	124.0	-26.0%	565.6	531.8	-6.0%	52.8	(18.9)	-130.8%	(32.6)	(65.5)	95.2%	(26.1)	(43.2)	32.0%	559.7	404.2	-25.4%
% of total	71.1%	100.9%		29.9%	30.7%		101.0%	131.6%		9.4%	-4.7%		-5.8%	-16.2%		-4.7%	-10.7%		100.0%	100.0%
Normalized EBIT	4,839.9	3,785.6	-21.8%	784.1	498.9	-36.4%	5,624.0	4,284.5	-23.8%	1,688.4	1,486.8	-24.4%	2,202.5	1,422.4	-41.0%	1,296.4	1,657.5	0.2%	10,811.3	8,851.2	-24.5%
% of total	44.8%	42.8%		7.3%	5.6%		52.0%	48.4%		15.6%	16.8%		20.4%	16.1%		12.0%	18.7%		100.0%	100.0%
Normalized EBITDA	6,705.4	5,673.0	-15.4%	1,034.2	759.8	-26.5%	7,739.6	6,432.7	-16.9%	2,077.4	1,978.7	-18.6%	2,865.5	2,249.2	-28.1%	1,540.0	1,993.6	1.7%	14,222.4	12,654.2	-17.4%
% of total	47.1%	44.8%		7.3%	6.0%		54.4%	50.8%		14.6%	15.6%		20.1%	17.8%		10.8%	15.8%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-41.7%	-48.0%		-48.6%	-52.4%		-42.8%	-48.6%		-43.5%	-45.9%		-40.4%	-51.7%		-37.2%	-39.9%		-41.6%	-47.4%
Gross profit	58.3%	52.0%		51.4%	47.6%		57.2%	51.4%		56.5%	54.1%		59.6%	48.3%		62.8%	60.1%		58.4%	52.6%
SG&A	-31.7%	-32.4%		-31.4%	-34.3%		-31.7%	-32.7%		-22.5%	-23.2%		-26.7%	-29.6%		-38.0%	-35.6%		-30.5%	-31.4%
Other operating income/(expenses)	2.4%	2.4%		5.4%	4.4%		2.9%	2.7%		1.1%	-0.4%		-0.5%	-0.8%		-0.5%	-0.6%		1.5%	1.0%
Normalized EBIT	28.9%	22.0%		25.4%	17.6%		28.4%	21.4%		35.1%	30.5%		32.5%	17.9%		24.3%	23.9%		29.4%	22.2%
Normalized EBITDA	40.0%	32.9%		33.5%	26.8%		39.0%	32.1%		43.2%	40.6%		42.3%	28.3%		28.9%	28.7%		38.7%	31.8%

Per hectoliter - (R$/hl)
Net revenue	295.5	295.2	-0.1%	164.7	155.7	-5.5%	263.0	262.1	-0.3%	477.1	614.0	8.6%	293.4	351.7	10.5%	724.7	893.0	-1.7%	316.9	346.7	1.6%
COGS	(123.4)	(141.7)	14.8%	(80.0)	(81.6)	1.9%	(112.6)	(127.4)	13.2%	(207.6)	(282.0)	14.1%	(118.4)	(181.8)	41.2%	(269.4)	(356.4)	4.7%	(131.9)	(164.3)	16.0%
Gross profit	172.1	153.5	-10.8%	84.7	74.1	-12.5%	150.4	134.7	-10.4%	269.6	332.0	4.3%	175.0	169.9	-10.4%	455.3	536.6	-5.6%	184.9	182.4	-8.8%
SG&A	(93.7)	(95.7)	2.1%	(51.8)	(53.5)	3.3%	(83.3)	(85.6)	2.8%	(107.1)	(142.4)	10.6%	(78.3)	(104.0)	23.2%	(275.3)	(317.8)	-7.6%	(96.5)	(108.9)	4.8%
Other operating income/(expenses)	7.0	7.0	-0.6%	8.9	6.8	-23.7%	7.5	6.9	-7.4%	5.2	(2.4)	-139.1%	(1.4)	(2.9)	99.8%	(3.5)	(5.6)	26.9%	4.8	3.5	-24.6%
Normalized EBIT	85.4	64.8	-24.1%	41.8	27.4	-34.4%	74.6	56.0	-25.0%	167.7	187.2	-4.1%	95.3	63.0	-39.6%	176.4	213.2	-3.1%	93.2	77.1	-23.7%
Normalized EBITDA	118.3	97.2	-17.9%	55.2	41.8	-24.3%	102.6	84.0	-18.1%	206.3	249.1	3.2%	124.0	99.6	-26.4%	209.6	256.5	-1.7%	122.7	110.2	-16.5%

Third Quarter 2020 Results October 29, 2020 Page | 26
CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2019	September 30, 2020

Assets
Current assets
Cash and cash equivalents	11,900.7	21,660.5
Investment securities	14.6	1,442.9
Derivative financial instruments	172.1	198.4
Trade receivables	4,495.5	4,156.9
Inventories	5,978.6	7,341.8
Income tax and social contributions receivable	1,831.4	2,039.0
Other taxes receivable	2,242.7	1,433.9
Other assets	985.6	825.4
	27,621.1	39,098.8

Non-current assets
Investment securities	163.6	188.7
Derivative financial instruments	1.2	-
Income tax and social contributions receivable	4,331.9	3,083.7
Deferred tax assets	2,950.1	6,312.2
Other taxes receivable	671.1	1,321.6
Other assets	1,751.7	1,823.6
Employee benefits	56.2	77.3
Investments in joint ventures	303.4	340.2
Property, plant and equipment	22,576.3	25,435.7
Intangible	6,306.4	8,062.7
Goodwill	35,009.9	41,312.3
	74,121.8	87,958.0

Total assets	101,742.9	127,056.8

Equity and liabilities
Current liabilities
Trade payables	15,069.6	16,146.0
Derivative financial instruments	355.3	302.5
Interest-bearing loans and borrowings	653.1	4,318.2
Bank overdrafts		678.9
Payroll and social security payables	833.0	1,229.3
Dividends and interest on shareholder´s equity payable	956.6	1,316.0
Income tax and social contribution payable	1,394.2	1,317.4
Taxes and contributions payable	4,108.5	3,265.1
Other liabilities	1,530.7	1,583.7
Provisions	110.0	118.4
	25,011.0	30,275.3

Non-current liabilities
Trade payables	309.6	709.8
Derivative financial instruments	0.1	0.9
Interest-bearing loans and borrowings	2,409.7	2,536.8
Deferred tax liabilities	2,371.1	3,184.1
Income tax and social contribution payable	2,219.6	2,128.1
Taxes and contributions payable	645.2	686.9
Put option granted on subsidiary and other liabilities	3,145.4	4,081.2
Provisions	371.0	468.8
Employee benefits	2,704.5	3,410.6
	14,175.9	17,207.3

Total liabilities	39,186.9	47,482.6

Equity
Issued capital	57,866.8	57,899.1
Reserves	75,685.7	75,815.3
Comprehensive income	(72,274.5)	(61,314.0)
Retained earnings		5,605.9
Equity attributable to equity holders of Ambev	61,278.0	78,006.3
Non-controlling interests	1,278.0	1,567.9
Total Equity	62,556.0	79,574.1

Total equity and liabilities	101,742.9	127,056.8

Third Quarter 2020 Results October 29, 2020 Page | 27
CONSOLIDATED INCOME STATEMENT	3Q19	3Q20	YTD19	YTD20
R$ million

Net revenue	11,957.7	15,604.5	36,742.9	39,822.4
Cost of goods sold	(5,229.7)	(7,423.1)	(15,298.7)	(18,868.2)
Gross profit	6,727.9	8,181.3	21,444.2	20,954.2

Distribution expenses	(1,717.9)	(2,307.7)	(4,994.7)	(6,002.1)
Sales and marketing expenses	(1,360.3)	(1,591.0)	(4,196.5)	(4,453.7)
Administrative expenses	(632.5)	(704.1)	(2,001.4)	(2,051.4)
Other operating income/(expenses)	137.7	168.0	559.7	404.2

Normalized EBIT	3,155.0	3,746.6	10,811.3	8,851.2

Exceptional items	(14.6)	(159.8)	(66.9)	(311.8)

Income from operations (EBIT)	3,140.5	3,586.8	10,744.4	8,539.4

Net finance results	(305.8)	(1,144.8)	(1,545.3)	(3,475.4)
Share of results of joint ventures	(8.2)	(11.0)	(11.1)	(33.9)

Profit before income tax	2,826.4	2,431.0	9,188.0	5,030.1

Income tax expense	(222.0)	(72.1)	(1,218.6)	(188.6)

Profit	2,604.4	2,359.0	7,969.4	4,841.5
Equity holders of Ambev	2,497.7	2,274.8	7,680.3	4,593.4
Non-controlling interest	106.7	84.2	289.1	248.2

Basic earnings per share (R$)	0.16	0.14	0.49	0.29
Diluted earnings per share (R$)	0.16	0.14	0.48	0.29

Normalized Profit	2,441.8	2,495.9	7,916.4	5,096.3

Normalized basic earnings per share (R$)	0.15	0.15	0.48	0.31
Normalized diluted earnings per share (R$)	0.15	0.15	0.48	0.31

Nº of basic shares outstanding (million of shares)	15,729.3	15,733.3	15,726.5	15,732.6
Nº of diluted shares outstanding (million if shares)	15,860.9	15,871.8	15,858.1	15,871.1

Third Quarter 2020 Results October 29, 2020 Page | 28
CONSOLIDATED STATEMENT OF CASH FLOWS	3Q19	3Q20	YTD19	YTD20
R$ million

Profit	2,604.4	2,359.0	7,969.4	4,841.5
Depreciation, amortization and impairment	1,255.5	1,326.9	3,411.1	3,803.1
Impairment losses on receivables and inventories	43.6	50.5	101.4	241.3
Additions/(reversals) in provisions and employee benefits	57.0	57.8	139.5	166.1
Net finance cost	305.8	1,144.8	1,545.3	3,475.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(25.4)	9.5	(59.2)	(14.9)
Equity-settled share-based payment expense	40.8	63.9	159.6	167.9
Income tax expense	222.0	72.1	1,218.6	188.6
Share of result of joint ventures	8.2	11.0	11.1	33.9
Other non-cash items included in the profit	(120.8)	(480.6)	(783.7)	(1,206.8)
Cash flow from operating activities before changes in working capital and provisions	4,391.1	4,614.8	13,713.2	11,696.1
(Increase)/decrease in trade and other receivables	(227.9)	774.5	253.1	2,138.3
(Increase)/decrease in inventories	178.6	377.4	(653.6)	(755.2)
Increase/(decrease) in trade and other payables	(86.3)	1,083.5	(2,082.4)	(1,074.4)
Cash generated from operations	4,255.4	6,850.2	11,230.3	12,004.8
Interest paid	(141.4)	(238.9)	(336.1)	(454.4)
Interest received	144.5	(10.2)	394.3	261.5
Dividends received	0.5	1.0	2.2	5.6
Income tax and social contributions paid	(707.0)	477.2	(2,544.4)	(1,355.2)
Cash flow from operating activities	3,552.2	7,079.4	8,746.4	10,462.2

Proceeds from sale of property, plant, equipment and intangible assets	26.5	(5.1)	67.2	42.0
Proceeds from sale of operations in subsidiaries	0.7		203.6
Acquisition of property, plant, equipment and intangible assets	(1,623.7)	(1,144.8)	(3,065.6)	(3,298.3)
Acquisition of subsidiaries, net of cash acquired	(4.4)	(106.9)	(79.3)	(406.9)
Acquisition of other investments	(45.5)	(7.1)	(45.5)	(11.4)
(Investments)/net proceeds of debt securities	(4.8)	(1,400.0)	(9.2)	(1,474.9)
Net proceeds/(acquisition) of other assets	2.9		2.9
Cash flow used in investing activities	(1,648.4)	(2,663.9)	(2,925.9)	(5,149.5)

Capital increase	9.1		12.8
Capital increase in non-controling	2.3		2.3	0.7
Proceeds/(repurchase) of shares	(14.3)	(0.1)	(17.0)	(6.1)
Acquisition of non-controlling interests	(0.1)		(0.5)
Proceeds from borrowings	28.8	113.3	900.1	3,573.8
Repayment of borrowings	(942.2)	(20.9)	(1,136.4)	(124.7)
Cash net finance costs other than interests	(89.0)	(697.5)	(1,105.9)	(1,897.0)
Payment of lease liabilities	(105.5)	(126.3)	(363.8)	(388.4)
Dividends and interest on shareholders’ equity paid	(163.6)	(130.0)	(227.0)	(181.3)
Cash flow used in financing activities	(1,274.4)	(861.5)	(1,935.5)	977.0

Net increase/(decrease) in Cash and cash equivalents	629.3	3,554.0	3,885.0	6,289.7
Cash and cash equivalents less bank overdrafts at beginning of period	14,195.5	16,748.2	11,463.5	11,900.6
Effect of exchange rate fluctuations	192.0	679.4	(331.6)	2,791.3
Cash and cash equivalents less bank overdrafts at end of period	15,016.9	20,981.6	15,016.9	20,981.6

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer